Annie LeBlanc (214) 953-6162 (Direct Dial) (214) 661-6822 (Direct Fax) aleblanc@jw.com

July 12, 2007

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Re:	CLST Holdings, Inc. PRRN14A filed on July 9, 2007 by Timothy Durham, Manoj Rajegowda and Robert A. Kaiser SEC File No. 0-22972

Dear Ms. Chalk:

We are in receipt of your letter dated July 10, 2007, regarding your review of the revised preliminary proxy statement filed on behalf of Timothy S. Durham, Manoj Rajegowda and Robert A. Kaiser for the upcoming board election of CLST Holdings, Inc. (the “Company”). Contemporaneously herewith, we are filing a revised proxy statement with respect to that solicitation. This letter will respond to your questions and provide the supplemental information that you requested. For your convenience, we have repeated each of the comments set forth in your letter and followed each comment with the response of our client.

General

1.
Refer to comments 2, 14 and 15 in our prior comment letter concerning the possible need to add additional participants and participant information, pursuant to Instruction 3 to Item 4 and 5 of Schedule 14A. Your analysis in response to comment 2 refers to the listed entities’ relationship to the Company only; however, the definition of “participant” in Instruction 3 relates primarily to the relationship of a person or entity to the participants in the solicitation, such as your nominees. Please provide a revised and expanded analysis as to why the entities listed in your response to comment 2 in our prior letter should not be deemed participants pursuant to Instruction 3 of Items 4 and 5 of Schedule 14A. Focus on the role of such entities with respect to this solicitation.

RESPONSE: In a telephone call on July 11, 2007, MC Investment Partners, LLC (“MC Investment”) informed us that it has decided to become a participant in this proxy solicitation and that it intends to vote its shares in favor of the Durham nominees. We have amended the proxy statement accordingly. Please see the sections entitled “Background” beginning on page 3, “Other Participant Information” beginning on page 12, and Schedule I beginning on page 15 of the revised proxy statement for additional information on MC Investment.

Christina Chalk
July 12, 2007

Based on facts we have obtained from conversations with all of the named participants in this solicitation, and our understanding of applicable law, we believe that Messrs. Durham, Rajegowda and Kaiser and MC Investment are the only participants in this solicitation. If we come to believe at any point in the future, based on changed circumstances, that there are additional participants in this solicitation, our client will promptly amend the proxy statement to add those participants. In particular, we do not believe that Obsidian Enterprises, Inc. (“Obsidian”), Fair Holdings, Inc. (“Fair Holdings”) or any other business entity associated with Mr. Durham are participants.

In reaching our conclusions regarding lack of participant status, we have relied upon the facts described in the proxy statement, which we believe to be accurate, and our understanding that neither Obsidian nor Fair Holdings hold shares of the Company, are parties to any agreement relating to the Company or its equity securities or have taken any action to participate in the solicitation Mr. Durham contemplates. We do not believe that Obsidian and Fair Holdings are “participants” pursuant to Instruction 3 to Items 4 and 5 of Schedule 14A because none of them has agreed to be or is part of any “committee or group which solicits proxies,” nor is either of them a member of a committee or group soliciting proxies. Also, neither Obsidian nor Fair Holdings has directly or indirectly taken the initiative or engaged in “organizing, directing or arranging for the financing of any such committee or group.” Similarly, none of the other parties to the filing agreement pursuant to which Mr. Durham has filed a Report on Schedule 13D is a “participant” for the same reasons. As stated in the preliminary proxy statement filed by Mr. Durham, Mr. Durham is bearing all of the costs of the proxy solicitation.

Without limiting the generality of the foregoing, none of Obsidian or Fair Holdings, or any other person or entity other than Mr. Durham, has or has agreed to finance the solicitation of proxies or participated in a committee or group which has or will solicit proxies. Except for the general understandings among the participants that the participants who hold shares will vote for the Durham nominees, none of the participants or any entities affiliated with any of the participants has entered into any arrangement or understanding with a third party to induce the “purchase, sale, holding or voting of securities of the registrant by any participant or other persons, in support of or in opposition to a participant.” In particular, there is no arrangement between either Obsidian or Fair Holdings on the one hand and any of the participants on the other, or among any of the parties to the joint filing agreement pursuant to which Mr. Durham and others filed a Report of Schedule 13D, regarding this proxy solicitation.

In comment 2 of your letter dated July 2, 2007, you ask us to “describe the interests of all participants in this solicitation, whether by share ownership or otherwise.” Mr. Rajegowda is a senior analyst at MC Investment. One of MC Investment’s portfolios owns shares of the Company. In general, Mr. Rajegowda’s compensation is tied to the performance of the portfolios he advises. Thus, changes in the value of the Company’s shares will have an indirect effect on Mr. Rajegowda’s compensation. However, Mr. Rajegowda’s compensation is not directly tied to the performance of the Company’s shares. Also, Mr. Rajegowda will not be separately compensated by MC Investment for acting as a nominee or for serving as a director if he is elected. We have amended the proxy statement accordingly. Please see paragraph 3 on page 12 under “Other Participant Information” of the revised proxy statement.

Christina Chalk
July 12, 2007

2.
With respect to MC Investment Partners in particular, we note that the entity has been involved in continuing discussions with the Company concerning the matters which are the subject of this solicitation, as described in the Background section of the proxy statement. For example, on page 5 you note that MC Investments (rather than Mr. Rajegowda individually) sent a letter to the Company expressing the view that the election of Mr. Durham to the Board would be in the best interests of the Company and its stockholders. In addition, the Company has communicated with MC Investments directly (see the letter dated May 18, 2007 referenced on page 5). Finally, MC Investments owns a significant number of shares of the Company, while Mr. Rajegowda owns none, and MC Investments is Mr. Rajegowda’s employer. In your supplemental analysis, please describe any contacts between Mr. Rajegowda and MC Investments regarding Mr. Rajegowda’s role in this solicitation, and why you believe Mr. Rajegowda is acting in his own independent capacity, versus his role as an employee of a significant shareholder of the Company.

RESPONSE: We have amended the proxy statement to include MC Investment as a participant in the solicitation. MC Investment has informed us that it does intend to vote its shares of the Company in favor of Mr. Rajegowda and the other Durham nominees and that it consents to Mr. Rajegowda’s nomination by Mr. Durham and his service as a director if he is elected. However, there are no other agreements between Mr. Rajegowda and MC Investment relating to the Company or the shares.

3.
See the last two comments above. In your response letter, tell us why Patrick J. O’Donnell, Henri B. Najem, Anthony P. Schlichte, David Tornek, Neil E. Lucas, Terry G. Whitesell and Jonathon B. Swain are not participants in this solicitation within the meaning of Instruction 3 to Items 4 and 5 of Schedule 14A. In this regard, these Reporting Persons (as defined in their Schedule 13D filings) met with representatives of the Company and had other contacts with it regarding the matters that are the subject of this solicitation. In addition, they are party to a Joint Filing Agreement with Mr. Durham and have filed as a group on their Schedules 13D and amendments.

RESPONSE: Mr. Durham entered into a Joint Filing Agreement with Patrick J. O’Donnell, Henri B. Najem, Anthony P. Schlichte, David Tornet, Neil E. Lucas, Terry G. Whitesell and Jonathan B. Swain out of an abundance of caution. At the time that these Reporting Persons were investing in the Company, they had and continued to have discussions about the Company and their investment. They did not, however, enter into any agreement or understanding with regard to the acquisition, disposition or voting of the Company’s shares or any matter related to the Company other than an agreement to file the Report on Schedule 13d. In particular, Mr. Durham has not solicited proxies from any of the parties to the joint filing agreement, nor is there any understanding with any of them with regard to the solicitation. The Reporting Persons entered into the Joint Filing Agreement to establish a clear basis to file a Report on Schedule 13D and to make full disclosure of their intentions regarding their investments, and for no other purpose. We note that the joint filing agreement itself provides for no other obligations or agreements. For these reasons, we believe that the parties to the joint filing agreement, other than Mr. Durham, are not “participants” under Instruction 3 to Item 4 and 5 of Schedule 14A.

Christina Chalk
July 12, 2007

We note that although Mr. O’Donnell was initially proposed by Mr. Durham as a director of the Company, he was not ultimately so nominated. Mr. Durham is the only person who has made nominations of persons that are the subject of this solicitation. He was responsible for deciding on appropriate nominees and chose Mr. Kaiser and Mr. Rajegowda instead of Mr. O’Donnell or any others that he may have considered. As described above and in the proxy materials, Mr. Durham has not entered into any agreements or understandings with any persons other than the agreements with the participants that Mr. Kaiser, Mr. Rajegowda and Mr. Durham will be the Durham nominees in the proxy statement and the general understanding among the participants owning shares that the participants will support those nominees.

4.
Note that if you add additional participants in the solicitation in response to our comments above, please revise the proxy statement to provide all of the background and other information as to such participants and their affiliates required by Regulation 14A and Schedule 14A.

RESPONSE: We have revised the proxy statement to include MC Investment as a participant. We have included the necessary background and other information in this regards. Please see the marked copy of the proxy statement for these changes.

5.
Refer to Comment 6 in our prior comment letter. In the expanded disclosure you provided in the Background section in response to that comment, you detail numerous contacts Mr. Durham had with other shareholders of the Company regarding the shareholder meeting and the election. In your response letter, explain why such communication and contacts are not “solicitations” within the meaning of Rule 14a-2 of Regulation 14A. If you believe they were solicitations but were exempt from the requirement that the person solicited be provided with a preliminary proxy statement, identify the exemption upon which you seek to rely and outline the facts you believe support it.

RESPONSE: We believe that the form of letter sent by Mr. Durham to several stockholders, as mentioned in the proxy statement, does not constitute a solicitation within the meaning of Rule 14a-2 of Regulation 14A. The letter referred only to the sender’s view that certain persons should be appointed to the board by the board pursuant to its authority under the bylaws, with the implication that those persons would fill vacancies created by resignations. The letter did not state a position regarding the election of directors by stockholders at a meeting of stockholders, and in fact specifically contemplated that the persons proposed to be appointed would serve until an election of directors were held at a stockholders meeting. Further, the letter specifically states that it was meant to be a stockholder communication pursuant to Item 407(f) of Regulation S-K. Mr. Durham, by providing such letter to these stockholders, was not seeking, directly or indirectly, the power to act as a proxy for such stockholders, and the letter disclaimed any intent to grant a proxy. Instead, Mr. Durham was providing the stockholders with a means to contact the Company, should each stockholder so choose to do, and voice support of the appointment by the board of Mr. Durham, Mr. Kaiser and Mr. Ladin as directors until an annual meeting could be held. Finally, even if, contrary to our belief, the providing of the letter could be considered a solicitation, we believe that such letter is exempt under Rule 14a-2(b)(2) as it was not provided to more than 10 stockholders.

Christina Chalk
July 12, 2007

The revised proxy statement mentions other conversations that Mr. Durham had with stockholders “regarding his view that a Board of Directors consisting of stockholders with significant investments in the Company, or their nominees, would be more likely to manage the Company in the best interests of all of the stockholders.” The discussions referred to were initiated by the other stockholders, who contacted Mr. Durham by telephone in an effort to learn the progress of Mr. Durham’s efforts to encourage the Company to hold an election of directors. Mr. Durham would point these stockholders in the direction of public filings and, based on our conversations with Mr. Durham, we believe that at no time did he solicit proxies of these or any other stockholders.

Closing Comments

Please respond to these comments promptly by providing a response letter (filed via EDGAR) with the legal analysis requested above. If necessary, file a revised preliminary proxy statement reflecting changes made in response to comments. You may wish to provide us with black-lined copies of the revised consent solicitation statement

RESPONSE: We have provided marked copies of the revised proxy statement for your convenience and review.

If you have any questions, please call me at 214-953-6162.

Sincerely,

/s/ Annie LeBlanc
Annie LeBlanc

cc:	Jeffrey M. Sone, Esq. Timothy S. Durham Manoj Rajegowda Robert A. Kaiser MC Investment Partners, LLC